EXHIBIT 4.29

CHROMOCELL THERAPEUTICS CORPORATION

Amendment No. 1 to Promissory Note

Face Amount: $175,000.00	December 28, 2023
Purchase Price: $100,000.00	New York, NY

Chromocell Therapeutics Corporation, a Delaware corporation (the “Borrower”), and Todd Davis, his successors or assigns (the “Lender”), pursuant to that certain Promissory Note, dated December 6, 2022 (the “Note”), do hereby agree to amend the Note to extend the Maturity Date (as defined in the Note) to February 29, 2024.

In consideration thereof, the Company agrees to pay to Lender the amount of One Hundred Dollars ($100).

Except as specifically set forth herein, Borrower and Lender hereby confirm that the terms of the Note remain unmodified and in full force and effect.

BORROWER:

Chromocell Therapeutics Corporation

By:	/s/ Francis Knuettel II
Name: Francis Knuettel II
Title: Chief Financial Officer

LENDER:

By:	/s/ Todd Davis
Todd Davis